

November 2, 2016

Juan Usatorres
President and Director
Sanz Solutions Inc.
7950 NW 53rd St, Suite 337
Miami, FL 33166

   Re: **Sanz Solutions Inc.**
      Offering Statement on Form 1-A
      Filed October 6, 2016
      File No. 024-10619

Dear Mr. Usatorres:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part 1, Issuer Information

Financial Statements

1. Given that you report a net loss of $8,180 on page F-5, please correct the Net Income line on the Issuer Information pages, where you have entered zero.

Part 2, Offering Circular

General

2. We note numerous deficiencies and inconsistencies concerning the nature of securities you are seeking to issue and the nature of your offering. For example:

   • You indicate that this offering entails a minimum purchase of 2,500 shares. However, throughout your narrative you state that there is no minimum purchase.

- We are unable to determine the amount of newly issued stock you are seeking to register. The table on your cover page indicates that you are offering 25,000,000 shares with 5,625,000 of those shares offered by selling shareholders. However , elsewhere in your filing, the disclosure (such as Use of Proceeds) suggests that the company is offering 25,000,000 shares by itself. Please address this inconsistency.

- You alternatively state that your plan of distribution will and will not involve mass advertising methods, including through the Internet.

Please revise your offering circular for uniformity, consistency, and clarity.

3. Throughout your filing, you indicate that you "offer" services. However, it is not clear that you are actually providing any services at this time. Revise your disclosure to clarify the extent to which you currently offer any services or are intending to offer such services.

4. You indicate on page 32 that you may offer the securities "at market prices prevailing at the time of sale." On page 35, you indicate that you will be your own transfer agent. Note that neither of these are permitted for an offering using Form 1-A. Revise accordingly or advise how you determined your eligibility for the use of Form 1-A in light of these disclosures.

Cover Page

5. Please identify which disclosure format is being followed. See subparagraph (a)(1) of Part II of Form 1-A. In addition, when amending your filing please conform your offering circular to your chosen format, following the organizational requirements of your chosen format and including all required information.

Use of Proceeds, page 21

6. Your use of proceeds table includes a significant amount of resources that you will dedicate to mergers and acquisitions. Please note that if your principal business plan is to engage in such activity, you are not permitted to use the Form 1-A to register your offering under Rule 251(b)(3) of Regulation A.

Management, page 26

7. Please update the disclosure regarding Mr. Dotres' experiences with public companies.

Certain Relationships and Related Party Transactions, page 30

8.   We note that your filing refers to certain related party transactions, including loans, cash contributions, and your use of the use of the office space of one of your directors. However, your disclosure regarding related party transactions does not reveal any information about these transactions. Please revise this section to meet Form 1-A's requirements.

Reports to Security Holders, page 31

9.   Please revise your disclosure under this section to reflect accurately your reporting obligations under Rule 257 of Regulation A.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

10.   The audit report that you have filed refers to an inception date of November 9, 2016, which appears to be incorrect and conflicts with disclosures indicating an inception date of November 9, 2015. Please discuss this matter with your auditor, as you will need to include an audit report that correctly identifies the financial statement periods that are covered by the opinion, as required by Rule 2-02 of Regulation S-X.

Note 1 – Nature of Business, page F-8

11.   We note that although you have disclosure indicating your fiscal year end is June 30, your bylaws at Exhibit 2B indicate the fiscal year end is December 31. If your fiscal year end is not as stated on page F-8, please include the financial statements that are required to comply with paragraph (c)(1)(i) of Part F/S of Form 1-A.

Part III, Exhibits

Exhibits

12.   Item 17, of Form 1-A requires that "testing the waters" materials be filed as exhibits to the offering circular. We note that you indicate in Part I that you used such materials and we take notice of such materials generally available on the Internet. Yet, on page 2, you state that you have not used any solicitation of interest documents. Please revise your filing for consistency and file these materials as exhibits with your next amendment.

Exhibit 12

13.   We note that the opinion is "limited to the laws of the State of Nevada and federal law." The opinion filed fails to satisfy your obligations, as such opinion must opine as to the law of Florida, the state in which you are incorporated.

Closing Comments

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources